UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

40273W105
(CUSIP Number)

John N. Seitz
2500 City West, Suite 800
Houston, Texas 77042
(281) 918-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
Fax: (713) 659-5302

May 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS John N. Seitz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 244,212,223
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 244,212,223
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,212,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2500 City West, Suite 800, Houston, Texas 77042.

Item 2.  Identity and Background

(a) The name of the person filing this statement is John N. Seitz.

(b) The business address of Mr. Seitz is 2500 City West, Suite 800, Houston, Texas 77042.

(c) Mr. Seitz is the Chief Executive Officer, Chief Financial Officer and Director of the Issuer.

(d) During the past five years, Mr. Seitz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Seitz was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Seitz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On March 21, 2013, the Issuer, Mr. Seitz and the other assignors named therein entered into an assignment and assumption agreement (the “Assignment Agreement”) pursuant to which Mr. Seitz assigned his rights, title and interest to an exclusive right to negotiate a license to acquire certain seismic data to the Issuer in exchange for 190,045,556 shares of Common Stock.  In connection with the Assignment Agreement, the Issuer entered into a consulting agreement with Mr. Seitz, whereby Mr. Seitz agreed to assist the Issuer in the negotiation of a definitive license agreement.  Subsequently, in May 2013, the consulting agreement was terminated upon Mr. Seitz’s appointment as an officer and director of the Issuer.

During April through September 2013, Mr. Seitz loaned to the Issuer out of his personal funds an aggregate of $6,500,000 pursuant to certain convertible promissory notes.  The convertible promissory notes are due on demand, accrue interest at 5% per annum, and convertible into Common Stock at a conversion price of $0.12 per share. On May 31, 2013, Mr. Seitz converted $1.2 million of this debt into 10 million shares of Common Stock. As of February 10, 2014, the Company owed Mr. Seitz a principal amount of $5.3 million.  As of December 31, 2013, there was a total of $162,042 accrued interest associated with these loans and the Company recorded $94,319 in interest expense for the year ended September 30, 2013 and $67,723 in interest expense for the quarter ended December 31, 2013.

The descriptions of the Assignment Agreement and the form of convertible promissory notes contained herein are qualified in their entirety by reference to such agreements, which are incorporated herein by reference.

Item 4.  Purpose of Transaction

Mr. Seitz acquired the Common Stock he beneficially owns for investment purposes.  Mr. Seitz entered into the Assignment Agreement based upon the Issuer’s intent to engage in the exploration, development, and production of oil and natural gas.  Mr. Seitz entered into the loans for the benefit of the Issuer.  Mr. Seitz is not currently receiving or accruing any compensation nor does he have any employment arrangement or agreement with the Company as of the date hereof.    Mr. Seitz does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer and director of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Seitz is the beneficial owner of 244,212,223 share of Common Stock, which includes 44,166,667 shares of Common Stock underlying the convertible demand notes in the principal amount of $5.3 million.    The shares of Common Stock owned by Mr. Seitz equal approximately 36.54% of the Issuer’s outstanding shares of Common Stock, based on 624,223,676 shares outstanding as of December 31, 2013, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on February 13, 2014, plus 44,166,667 shares of Common Stock underlying the convertible demand notes in the principal amount of $5.3 million.

(b) Mr. Seitz has sole voting power over the 244,212,223 shares of Common Stock beneficially owned by him.

(c) Other than the Assignment Agreement, the convertible notes, the conversion of $1.2 million of the convertible notes into 10 million shares of Common Stock in May 2013 and the transactions contemplated thereby, Mr. Seitz has not affected any transaction in the Issuer Common Stock during the past 60 days.

(d) Mr. Seitz’s has no knowledge, that any person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Mr. Seitz.

Item 7.  Material to Be Filed as Exhibits

The following documents are incorporated herein as exhibits:

Exhibit Number	Exhibit Name
1	Assignment and Assumption Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on March 26, 2013

2	Form of Convertible Notes, incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed with the Securities and Exchange Commission on October 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ John N. Seitz
Name: John N. Seitz

Dated:  February 14, 2014